COMPANY:          FIRSTCOM CORPORATION
TICKER:           FCLX
EXCHANGE:         NASDAQ SMALL CAP MARKET

FORM TYPE:        425

DOCUMENT DATE:    AUGUST 15, 2000
FILING DATE:      AUGUST 15, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  FirstCom Corporation
Commission File No.:       001-14107




For Further Information:
                              Investors:                 Media:
                              Leonardo Santiago          Jennifer Gery
                              Brainerd Communicators     Brainerd Communicators
                              212-986-6667               212-986-6667
                              Santiago@braincomm.com     Gery@braincomm.com

                   FIRSTCOM CORPORATION ANNOUNCES RECORD 2000
                    SECOND QUARTER AND SIX MONTHS REVENUES;
                     Merger with AT&T Latin America on Track

Coral Gables, FL (August 15, 2000) - FirstCom Corporation (Nasdaq: FCLX), an emerging facilities-based broadband communications services provider with fiber optic networks in Chile, Peru and Colombia, today announced record revenues for the second quarter and six months ended June 30, 2000.

Total revenues generated in the second quarter 2000 were $14.3 million, an increase of 46% from $9.8 million generated in the second quarter of 1999. Internet/data revenues almost doubled in the second quarter of 2000 to $6.4 million, as compared to $3.7 million in the prior year quarter. Long distance revenues increased 56% to approximately $8.0 million, compared to $6.1 million in the second quarter of 1999. The Company reported a net loss in the second quarter of 2000 of $14.5 million, or ($0.46) per share, compared to a net loss of $9.9 million, or ($0.50) per share, in the second quarter of 1999. Weighted average shares outstanding were 31,563,569 and 19,806,468, respectively, in the 2000 and 1999 quarters.

For the first six months of 2000, total revenues rose 44% to $26.1 million, compared to $18.1 million in the first half of 1999. Internet and data revenues in the first half of 2000 rose 95% to $11.5 million, compared to $5.9 million in the prior year period. Long distance revenues increased 20% to $14.6 million, compared to $12.2 million during the comparable 1999 period.

The Company reported a net loss for the first 6 months of 2000 of $32.4 million or ($1.06) per share, as compared to a net loss of $17.0 million, or ($0.88) per share for the comparable quarter last year. Weighted average shares outstanding were 30,612,248 and 19,461,011, respectively, in the 2000 and 1999 periods.

The Company's EBITDA (earnings before interest, taxes, depreciation and amortization) loss for the six months ended June 30, 2000 was $13.8 million, as compared to $4.2 million for the six months ended June 30, 1999. This increase was primarily due to $6.4 million of merger-related expenses that included severance, accounting and legal costs. Approximately $5.2 million of those expenses relate to non-cash severance costs attributable to the acceleration of unvested stock options for certain former employees.

Geographically, long distance growth in revenues grew sequentially from the first quarter of 2000 to the second quarter of 2000 in Chile by 9% and in Peru by 49%. The Company experienced strong sequential quarter growth in the delivery of Internet and data services as well, reporting a 48% increase in Chile and a 55% increase in Peru.

FirstCom will convene a Special Shareholders' Meeting in New York on Monday, August 28th to approve the merger with AT&T Latin America. If approved, the Class A common stock shares of AT&T Latin America will begin trading on Nasdaq on Tuesday, August 29, 2000 under the stock symbol "ATTL." FirstCom's shares will cease to be traded on that date.

In a separate release issued today, FirstCom announced that it has received regulatory approval to provide fixed-line telephony services in Lima, Peru. FirstCom expects to begin service in the fourth quarter of this year, when the interconnection points with Telefonica del Peru's network are expected to be operational. FirstCom Peru has a signed contract with the Ministry of Transportation and Communications for the rights to operate fixed telephony for 20 years.

Mr. Patricio E. Northland, Chairman, President and Chief Executive Officer, and, after the merger, the Chairman, President and Chief Executive Officer of AT&T Latin America, commented, "We are continuing to increase our customer base and strengthen our presence in the three countries we currently serve as we prepare for the completion of our merger with AT&T Latin America. During the quarter, we significantly expanded our sales organization as we execute our plan build out our organization infrastructure throughout the region. Once we complete the merger, AT&T Latin America will combine FirstCom's existing operations in Chile, Colombia and Peru with operations in Brazil and Argentina, two very attractive growth markets. These regions will strategically enhance our growing fiber optic network for broadband services.


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

"Our accomplishments during the second quarter were many. We added 1,102 internet and data customers during the quarter and experienced a 35.0% increase in the number of buildings connected in our network from the first quarter of 2000. At the end of the second quarter, our facilities-based network boasted more than 2,666 route kilometers, an increase of 33.4% since the beginning of the year."

Mr. Northland continued, "Yesterday's announcement of receiving regulatory approval to provide fixed-line telephone services in Lima is indicative of the support we are receiving in the region and the increasing trend toward the opening of telecommunications markets to competition. We expect to begin service during the fourth quarter."

About FirstCom Corporation

FirstCom Corporation operates as a publicly traded (NASDAQ: FCLX) competitive local exchange carrier in four major metropolitan business centers in Chile, Colombia and Peru. With annual revenues in 1999 of $38 million and approximately 650 employees at year-end, FirstCom owns and operates a technologically advanced, fiber optic IP/ATM backbone-network and provides a wide range of integrated communications services.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause FirstCom's actual results or outcomes to be materially different from those anticipated and discussed in this press release. Except for historical information contained in this press release, the matters discussed contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the Company's filings with the Securities and Exchange Commission, which readers are urged to read carefully in assessing the forward-looking statements contained herein.

                              - Tables to Follow -


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

                              FirstCom Corporation
                          Selected Operating Statistics

                                                        Chile        Peru       Colombia     Corporate       Total
                                                        -----        ----       --------     ---------       -----
NETWORK INSTALLATION

        Route Kilometers - metropolitan areas            343         1,346         977                       2,666
        Route Kilometers - domestic                       -            -            -                          -

        Fiber Kilometers - metropolitan areas           5,761       33,165       19,551                     58,477
        Fiber Kilometers - domestic                       -            -            -                          -

        Buildings Connected                              295         1,009         902                       2,206

        Ports Sold                                      1,610        1,131        2,056                      4,797

        Data & Dedicated Internet Customers             1,089        1,053         422                       2,564

        Employees                                        314          318          196           18           846

                              FIRSTCOM CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                  (THOUSANDS OF US DOLLARS, EXCEPT SHARE DATA)
                                   (Unaudited)

                                                                           6/30/00     12/31/99
                                                                         -----------  ---------
ASSETS
Current assets:
Cash and cash equivalents ..............................................  $  16,778   $  12,986
Restricted cash ........................................................         97         645
Restricted investments .................................................     10,410      20,440
Accounts receivable, net ...............................................     14,223      11,041
Prepaid expenses and other current assets ..............................      5,928       2,775
                                                                          ---------   ---------
Total current assets ...................................................     47,436      47,887
Property, plant, and equipment, net ....................................    108,125      92,469
Intangible assets, net .................................................     16,799      17,704
Deferred financing costs and other assets ..............................     13,661      14,050
                                                                          ---------   ---------
Total assets ...........................................................  $ 186,021   $ 172,110
                                                                          =========   =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Short-term bank debt ...................................................  $  10,663   $      55
Vendor financing, current ..............................................      1,358         814
Current maturities of long-term debt ...................................        638          50
Lease obligations, current .............................................         30          70
Accounts payable .......................................................     12,694      12,653
Accrued interest .......................................................      3,688       3,716
Other accrued expenses .................................................      2,213       5,334
Deferred income taxes ..................................................        302         302
Other current liabilities ..............................................      2,452       1,220
                                                                          ---------   ---------
Total current liabilities ..............................................     34,038      24,214

Senior notes, net ......................................................    133,692     133,197
Long-term bank debt ....................................................        -         2,008
Vendor financing .......................................................      5,760       4,050
Lease obligations, less current portion ................................        133         142
Deferred income taxes ..................................................      2,134       2,228
Other Liabilities ......................................................      5,019         239
                                                                          ---------   ---------
Total liabilities ......................................................    180,776     166,078

Minority interest ......................................................      2,925       3,012
Redeemable Preferred Stock, $.001 par value, authorized
10,000,000 shares, issued and outstanding 1,448,885 and 1,345,507 shares as of June 30, 2000 and December 31, 1999,
respectively ...........................................................     12,527      11,720

STOCKHOLDERS' DEFICIT
Common stock, $.001 par value, authorized
50,000,000 shares, issued and outstanding
31,762,195 and 26,858,526 shares as of June 30, 2000 and December 31,
1999, respectively .....................................................         32          27
Additional paid in capital .............................................     91,557      68,476
Warrants ...............................................................     26,737      26,737
Accumulated deficit ....................................................   (128,296)    (95,057)
Cumulative translation adjustments .....................................       (237)       (238)
                                                                          ---------   ---------
                                                                            (10,207)        (55)
Shareholder loans ......................................................          -      (8,645)
                                                                          ---------   ---------
Total stockholders' deficit          ...................................    (10,207)     (8,700)
                                                                          ---------   ---------
Total liabilities and stockholders' deficit ...............         ....  $ 186,021   $ 172,110
                                                                          =========   =========

                              FIRSTCOM CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (THOUSANDS OF US DOLLARS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

                                                    SIX MONTHS ENDED JUNE 30,          THREE MONTHS ENDED JUNE 30
                                                 ------------------------------      ------------------------------
                                                         2000              1999              2000               1999
                                                 ------------      ------------      ------------      ------------
Revenues:
  Long Distance ............................     $     14,610      $     12,166      $      7,960      $      6,141
  Internet and data ........................           11,485             5,920             6,386             3,664
                                                 ------------      ------------      ------------      ------------
                                                       26,095            18,086            14,346             9,805
Operating expenses:
Cost of revenues: ..........................           11,941            11,785             6,632             5,757
Selling, general and administrative ........           21,445            10,385            11,390             6,040
Non-cash compensation and
 Consulting expenses .......................              115               152                58                70
Depreciation and amortization ..............            6,261             2,703             3,325             1,811
Merger expense .............................            6,443                --               306                --
                                                 ------------      ------------      ------------      ------------
                                                       46,205            25,025            21,711            13,678

Loss from operations .......................          (20,110)           (6,939)           (7,365)           (3,873)
Interest expense ...........................          (11,731)          (10,720)           (5,877)           (6,216)
Interest income ............................              502             1,367               110               566
Other income/(expense), net ................           (1,081)             (435)           (1,351)              (57)
                                                 ------------      ------------      ------------      ------------
Net loss before income taxes and minority
  interest expense .........................     ($    32,420)     ($    16,727)     ($    14,483)     ($     9,580)

Income taxes ...............................             (143)             (252)             (126)             (252)
                                                 ------------      ------------      ------------      ------------
Net loss before minority interest ..........     ($    32,563)     ($    16,979)     ($    14,609)     ($     9,832)
Minority Interest ..........................              133               (62)              133               (62)
                                                 ------------      ------------      ------------      ------------
Net Loss ...................................     ($    32,430)     ($    17,041)     ($    14,476)     ($     9,894)

                                                 ============      ============      ============      ============
Net basic and diluted loss per share .......     ($      1.06)     ($      0.88)     ($      0.46)     ($      0.50)
                                                 ============      ============      ============      ============
Weighted average common shares outstanding .       30,612,248        19,461,011        31,563,569        19,806,468
                                                 ============      ============      ============      ============

                              FIRSTCOM CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (THOUSANDS OF US DOLLARS)
                                   (UNAUDITED)

                                                       SIX MONTHS ENDED JUNE 30,
                                                       -----------------------
                                                          2000          1999
                                                       ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ..........................................     ($32,430)     ($17,041)
 Adjustments to reconcile net loss to net cash used
 in operating activities:
 Depreciation and amortization expense ............        6,261         2,703
 Amortization of deferred financing costs and
 original issue discounts .........................          886           934
 Accretion of discount on restricted investments ..         (723)         (995)
 Capitalized interest related to network
 construction .....................................         (260)       (1,532)
 Deferred financing cost ..........................          697            --
 Bad Debt Expense .................................          711
 Minority Interest expense ........................                         62
 Non-cash compensation and consulting expense .....        5,212            --

 Changes in operating assets and liabilities:
  Accounts receivable .............................       (3,185)       (2,551)
  Prepaid expenses and other current assets .......       (3,151)         (990)
  Intangible Assets ...............................          904            --
  Other assets ....................................           (6)         (142)
  Accounts payable and accrued expenses ...........       (3,104)        3,666
  Other liabilities ...............................        5,925         1,366
                                                        --------      --------
Net cash used in operating activities .............      (22,263)      (14,520)
                                                        --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of telecommunications network ...........      (28,578)      (18,390)
 Increase(decrease)in restricted cash .............         (548)       21,433
 Acquisition of Teleductgos, net ..................           --        (4,936)
                                                        --------      --------
Net cash used in investing activities .............      (29,126)       (1,893)
                                                        --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Use of Restricted Investment .....................       10,031        10,500
 Repayment of Shareholder Loans ...................        8,645            --
 Net proceeds from vendor financing ...............        2,449           557
 Exercise of stock options ........................       23,087         4,501
 Payments under leasing obligations ...............          (40)          (83)
 Convertible preferred stock issue-net ............          807         9,600
 Net change in bank debt and promissory notes .....       10,202        (3,569)
                                                        --------      --------
Net cash provided by financing activities .........       55,181        21,506
                                                        --------      --------
Net increase in cash and cash
equivalents .......................................        3,792         5,093
                                                        --------      --------
Cash and cash equivalents at beginning of year ....       12,986         8,892
                                                        --------      --------
Cash and cash equivalents at end of period ........     $ 16,778      $ 13,985
                                                        ========      ========

In connection with the FirstCom/AT&T Latin America merger, FirstCom has filed a definitive proxy statement and AT&T Latin America has filed a registration statement on Form S-4. We urge investors and security holders to read the definitive proxy statement and registration statement before they make a decision concerning the merger. Security holders may obtain a free copy of those documents and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134.

The members of the board of directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the definitive proxy statement filed with the SEC.


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